Lang Michener LLP
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July 15, 2008

VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Amendment Filed May 5, 2008
SEC File No. 333-150526

We write on behalf of the Company in response to Staff’s letter of May 16, 2008 (the “Comment Letter”) signed by Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 registration statement filing. In response to the Comment Letter, the Company has filed with the Commission via the EDGAR system an Amendment No. 2 to the Form S-1 registration statement (the “Form S-1/A2”). We enclose with this letter two copies of the Form S-1/A2 together with two black-lined copies of the Form S-1/A2 showing changes made to the Form S-1/A1 in response to Staff’s comments.

In addition to the Form S-1/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-1/A2.

General

1.	We note your response to comments 10 and 12 relating to the availability and timing of Rule 144 sales. Please note that Rule 144 is only available to an issuer such as Bark after the conditions listed in Rule 144(i)(2) have been met and one year has elapsed from the date that the issuer filed “Form 10 information” (which would be satisfied by the filing of this Form S-1) with the Commission. See Release No. 33-8869. Please revise your registration statement accordingly.

In response to Staff’s comment, the Company has amended the Form S-1 under “Risk Factors” on page 13, under “Plan of Distribution” on page 29, “Market for Common Equity and Related Stockholder Matters” on page 83 in order to state that the Company was a “shell company” prior to the acquisition of Bark Corporation, to provide an explanation of the operation of Rule 144(i) and to state that shareholders of the Company will not be able to sell any of their shares in reliance upon Rule 144 until the one year anniversary of the effectiveness of the Form S-1, at the earliest.

Prospectus Summary, page 5

2.

We note your response to prior comment eight and the disclosure added to page 16. Please highlight in your summary the likelihood that the $10 million financing will not occur, as well as the effects upon both the company and this offering, as we note that the agreement with PacificWave is “null and void” if the “financial targets” mentioned in the first paragraph of such agreement are not met by June 1, 2008. Clarify what these “financial targets” are and the likelihood of meeting each of them. Disclose how the company will notify the market as to whether the financial targets have been met.

In response to this comment, the Company has provided expanded disclosure in the Prospectus Summary on page 5, the Risk Factor section on page 13 and the section of the Form S-1 entitled “Organization Since Incorporation – PacificWave Engagement Agreement” on page 48 of the financial target for the financing, being a financing of not less than $10 million completed by the issuance of not more than 2,857,143 shares of the Company’s common stock at a price of not less than $3.50 per share. The Company has also provided additional disclosure confirming that the Company would notify the market of the completion of any financing by the filing of a Form 8-K with the Commission. The Company has also disclosed that it will provide additional disclosure in its filings under the Exchange Act if the financing has not completed or its arrangement with PacificWave Partners Limited has terminated for any reason. We also note that the date for termination of the engagement agreement has been extended to September 30, 2008 and a copy of the extension agreement filed as an exhibit to the Form S-1. Disclosure of this advanced termination date has been included in the amended Form S-1.

Reverse Acquisition Transaction of Bark Corporation, page 43

3.

We note your response to prior comment 13 and the added disclosure on page 44 relating to what the company believes to be the rationale for the Exwal shareholders agreeing to the repurchase right. Our prior comment was not limited only to Exwal shareholders. Please also disclose the business rationale for Bark to require the Exwal shareholders to enter into the repurchase agreement including, but not limited to, the statement in your response letter that the company desired the reverse merger with Exwal because Exwal offered a shareholder base sufficient for approval to trade on the Bulletin Board.

In response to Staff’s comment, the Company has amended the Form S-1 under “Organization Since Incorporation – Reverse Acquisition Transaction of Bark Corporation” on page 44 in order to state the business rationale for the repurchase and lock-up agreements obtained from the Exwal shareholders.

4.

We note the risk factor added to page 16 discussing the need to amend the present registration statement in the event the repurchase option is exercised. Please revise your disclosure on page 44 in order to detail the manner by which the repurchase option operates in light of the lock-up agreements. For example, how would the repurchase option affect any shares that had been sold by selling shareholders prior to the company’s election of the option?

In response to Staff’s comment, the Company has amended the Form S-1 under “Organization Since Incorporation – Reverse Acquisition Transaction of Bark Corporation” on page 44 in order to discuss how the exercise of the repurchase option would operate and its impact on the lock-up agreements. Disclosure has been added to confirm that the repurchase option would not apply in the event that any shares had been sold by the selling shareholders prior the Company’s exercise of the option. This agreement is to be confirmed in the amendment agreement proposed to be entered into between the Company and the Exwal shareholders which would confirm the agreement to extend the date for completion of the $10 million financing from June 30, 2008 to September 30, 2008. A copy of this proposed amendment agreement is attached as an exhibit to the Form S-1. The Exwal shareholders have until July 31, 2008 to execute the amendment agreement.

Agreement with DeBondo Capital, page 44

5.

Please file the March 6, 2008 agreement referenced in this section as an exhibit to your registration statement or advise why their filing is not necessary. We note that the earlier (October 2007) agreement with DeBondo has been filed as an exhibit.

In response to this comment, we advise that the reference to the March 6, 2008 date of the agreement with DeBondo was an inadvertent error. The correct date of the agreement is October 2, 2007, as reflected in the exhibit attached to the Form S-1. The Form S-1 has been amended to reflect the correct date.

6.

We note your response to prior comment 16. If material, include a separately-captioned risk factor highlighting the possible consequences of not obtaining an amendment to the indemnification agreement with DeBondo.

In response to this issue, we advise that an amendment to the indemnification agreement has been executed. A copy of the agreement is attached as an exhibit to the Form S-1. As a result of the execution of the amendment to the indemnification agreement, no risk factor has been added.

7.

We note the disclosure on page 45 that DeBondo is considered to be one of Bark’s promoters by virtue of its role and involvement in the company’s corporate organization. However, we also note that DeBondo has indemnified Bark in the event PacificWave is unsuccessful in securing at least $10 million of financing and DeBondo describes PacificWave as being part of its broker/dealer network.

Moreover, the commitment by PacificWave to secure such financing by June 1, 2008 appears to have the potential for significant effects on the organization of Bark in light of the June 30, 2008 repurchase option.

Rule 405 defines a promoter as any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer. For the reasons stated above, it appears that PacificWave, in addition to DeBondo, fits within such definition.

Please disclose PacificWave as a promoter or supply us with further detailed analysis as to why it should not be considered a promoter.

In response to Staff’s comment, the Company has amended the Form S-1 under “Organization Since Incorporation - PacificWave Engagement Agreement” on page 48 in order to state that PacificWave is a promoter of the Company.

Liquidity and Capital Resources, page 68

8.

We note your response to prior comment 21. Please provide a more detailed description of management’s specific, viable plans for overcoming your financial difficulties and management’s assessment of the likelihood that such plans can be effectively implemented.

Those elements of your plans that are particularly significant or critical to overcoming your company’s present financial difficulties should be clearly identified and discussed. The plans should include exactly who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed. Additionally, there should be a reasonably detailed discussion of your company’s ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management’s discussion and analysis of liquidity and in the footnotes to the financial statements.

In response to Staff’s comment, the Company has amended the Form S-1 under “Management Discussion and Analysis – Liquidity and Capital Resources” on page 71 under the heading “Cash Requirements” in order to expand on the discussion regarding management’s plans for addressing the Company’s working capital deficit and negative cash flows from operations. We note in particular that the Company was successful in the second quarter of 2008 in completing the refinancing of its loan obtained for the purchase of its Copenhagen property. This refinancing has substantially reduced the Company’s working capital deficit by shifting a large portion of the Company’s debt to long term debt from current liabilities. In addition, we note that the Company’s plan to achieve viability is also disclosed in Note 1 to the consolidated financial statements of the Company for the three month period ended March 31, 2008 included with the amended Form S-1.

Note 12 – Minority Interests, page F-19

9.

We note your response to prior comment 27. We note that you classified the Class B shares in accordance with EITF D-98. In this regard, tell us in detail how you considered the measurements and EPS calculation under EITF D-98. Also, provide us with a more detailed explanation of the terms of the redemption provisions.

We advise as to the Company’s response as follows:

“Redemption Provisions

The Company respectfully advises the Staff that the redemption provisions are included in the Shareholder Agreement dated March 30, 2007, which is filed as Exhibit 10.3 to the Form S-1. We have extracted the relevant clauses in Appendix 1 to this letter for your convenience.

Redemption Obligation

The principal clauses in the Shareholder Agreement that deal with the redemption of the Class B shares, at the request of the Class B shareholders, are Clauses 18.1 and 18.2. Pursuant to these clauses Bark Advertising A/S is obligated to redeem the Class B shares at the higher of two values:

(1)	Clause 18.1: The price originally paid for the shares , or

(2)	Clause 18.2: At a minimum of the average of the result before tax in accordance with Danish GAAP of the past three years financial years of Bark Advertising A/S multiplied by a factor of five.

To redeem the shares, the Class B shareholders must inform Bark Advertising A/S of the election to redeem on January 1, 2010 at the latest.

Redemption Right

The principal clauses in the Shareholder Agreement that deal with the redemption of the Class B shares, at the request of the Bark Advertising A/S, are Clauses 19.1 and 19.2. Pursuant to these clauses if the Class B shareholders do not exercise their right to redeem their shares, Bark Advertising A/S is entitled to redeem the Class B shares from 1 June 2010 at the same values as per Clauses 18.1 and 18.2 above.

Other provisions

There are certain other provisions in the Shareholder Agreement that deal with the redemption of the Class B shares in specific circumstances. As an example, pursuant to Clause 21.9, where a Class B shareholder ceases to be an employee of Bark Advertising A/S, the Class B shareholder is “entitled to let all of his or her shares be redeemed by the Company at a price of 120 per nominal share capital of DKK 1,” corresponding to the original purchase price. These clauses are all contingent upon the occurrence of an event which is not certain to occur and therefore the shares are not mandatorily redeemable as defined in FAS 150 paragraph 9. Also, in accordance with FAS 150 paragraph 10, these shares will be reclassified as liabilities if any of these specific events occur.

Measurement

The Company respectfully advises the Staff that in accounting for the Class B shares issued by its subsidiary company, Bark Advertising A/S, the guidance from EITF D-98 (paragraphs 13 – 17) and ARB 51 was followed to measure these financial instruments.

In accordance with paragraph 15 of EITF D-98, the Class B shares were initially recorded at fair value DKK 9,374,112 ($ 1,703,000), which equals the redemption value. At each subsequent reporting date, the Company has recorded the Class B shares as minority interest at the higher of (1) the redemption value or (2) the amount that would result from applying consolidation accounting under ARB 51 (i.e., the historical cost, increased or decreased for the minority’s share of net income or loss and dividends).

At both December 31, 2007 and March 31, 2008, the redemption amount exceeded the amounts determined using ARB 51, and therefore the minority interest was expressed at DKK 9,374,112 ($1,847,000 and $1,988,000 at December 31, 2007 and March 31, 2008, respectively). As the redemption amounts exceeded the ARB 51 amounts in the above historical periods, the Company recorded an entry to minority interest expense for the minority interests’ share of net income in accordance with ARB 51 with an offsetting entry to minority interest expense for the excess of the redemption amount over the ARB 51 amount.

The disclosures in the interim financial statements have been enhanced to ensure the aforementioned accounting is clear.

Earnings per share

With respect to earnings per share calculations, the Company considered the guidance provided in EITF D-98 paragraphs 18-19 and FASB Statement No. 128 Appendix A paragraph 62(a). The Class B shares are redeemable for cash and not convertible into common shares of Bark Advertising A/S or shares of the Company; therefore, these shares do not affect the denominator in the earnings per share calculations. The numerator is impacted by (1) changes in the carrying amount of the redeemable Class B shares and (2) the minority interests’ proportionate share of the subsidiary’s income or loss. ”

Note 21 – Net Income (Loss) per Share, page F-25

10.

We note your response to prior comment 24. You state that the calculation of shares outstanding in prior periods have been calculated using the exchange ratio established under the share transfer agreement. It is not clear to us how you determined the weighted average shares used in your EPS calculation for the year ended December 31, 2006 after considering the exchange ratio. Please provide us with a schedule depicting your calculations.

The Company’s response is as follows:

“The Company respectfully notes the Staff’s comment and has attached a schedule (Appendix 2) with our calculations for weighted average shares used in EPS for December 31, 2006.

The Company advises the Staff that in reviewing the computation of the weighted average shares for December 2006 an error in the formula used was identified. The weighted average shares for 2006 have been corrected in the annual financial statements included in the S-1/Amendment No. 2. This change did not affect the earnings per share calculation.”

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc.
Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO, and Ole Bjerre, Chief Financial Officer

APPENDIX 1

The following are the Class B Shares redemption provisions extracted from the Shareholders’ Agreement dated March 30, 2007 which is filed as Exhibit 10.3 to Form S-1

18.	Redemption obligation

18.1

As from 1 June 2010, the Company shall be obliged to redeem the B shareholder's shares, fully or partly, if the B shareholder submits a written request to that effect to the Company by 1 January 2010. Such redemption shall be effected in cash within thirty (30) days of the B shareholder's request and at the price at which the B shareholder acquired the shares. If the B shareholder also owns shares acquired from another B shareholder, the A shareholder, the Company and/or a third party, the Company shall be entitled to redeem such shares at the lowest of the following values:

	(a)	The price at which the shares were originally subscribed in the Company, or

	(b)	the price at which the relevant B shareholder actually acquired the shares.

18.2

Notwithstanding the provisions in Clause 18.1, the Company shall, as a minimum, be obliged to redeem the B shares at the average of the result before tax of the past three (3) financial years multiplied by factor five. Out of this amount, the B shareholder shall receive a share corresponding to his or her ownership share of the Company.

18.3

In the event that Ole Parnam resigns before 31 December 2008, Ole Parnam shall be entitled to demand to be redeemed by the Company, provided that the Danish tax authorities (SKAT) consent to such redemption being carried out without it having effect on the permission to tax-free exchange of shares granted.

18.4

The Company shall be entitled to amortise the redemption amount over 24 months in equal quarterly instalments, in which case the acquired B shares shall only be cancelled when the full redemption amount has been paid to the B shareholder, and the B shareholder shall have security in the B shares. Interest shall be charged on the redemption amount at the discount rate of interest plus three (3) per cent to be charged quarterly in arrears and paid by the end of each financial year.

19.	Redemption right

19.1

As from 1 June 2010, the Company shall always be entitled to redeem the B shareholder's shares, fully or partly, if the Company submits a written request to that effect to the B shareholder. Such redemption shall be effected in cash within thirty (30) days of the Company's written request and at the price at which the B shareholder acquired the shares. If the B shareholder also owns shares acquired from another B shareholder, the A shareholder, the Company and/or a third party, the Company shall be entitled to redeem such shares at the lowest of the following values:

	(a)	The price at which the shares were originally subscribed in the Company, or

	(b)	the price at which the relevant B shareholder actually acquired the shares.

19.2

Notwithstanding the provisions in Clause 19.1, the Company shall, as a minimum, be obliged to redeem the B shares at a price corresponding to the average of the result before tax of the past three (3) financial years multiplied by factor five. Out of this amount, the B shareholder shall receive a share corresponding to his or her ownership share of the Company.

19.3

In the event that the B shareholder no later than twelve months prior to 1 June 2010 notifies the Company that the B shareholder wishes to continue his or her co-ownership of the Company and waives his or her right to invoke Clause 18, the B shareholder cannot not be redeemed, but shall continue as shareholder in the Company with the transfer options/restrictions provided in the Agreement.

19.4

The Company shall be entitled to amortise the redemption amount over 24 months in equal quarterly instalments, in which case the acquired B shares shall only be cancelled when the full redemption amount has been paid to the B shareholder, and the B shareholder shall have security in the B shares. Interest shall be charged on the redemption amount at the discount rate of interest plus three (3) per cent to be charged quarterly in arrears and paid by the end of each financial year.

APPENDIX 2

2006 Weighted Average Shares Calculation

		2006
		Recap Bark
		Group
		Shares
9,090,909 shares converts to Bark Inc shares based on a 1.2964548 conversion rate	1.2964548	11,785,953

8,102,843 Exwal shares (2006) after share consolidation based on a 1 to 2.5 consolidation rate	0.40	3,241,137

Weighted average shares outstanding for the period from 9 October 2006 through 31 December 2006		15,027,090